JPMorgan Trust I

JPMorgan Trust II

J.P. Morgan Fleming Mutual Fund Group, Inc.

270 Park Avenue

New York, New York 10017

VIA EDGAR

August 31, 2016

Alison White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust I - File No. 811-21295 – Post-Effective Amendment No. 438

JPMorgan Trust II – File No. 811-4236, Post Effective Amendment No. 215

J.P. Morgan Fleming Mutual Fund Group, Inc.; File No. 811-08189 – Post Effective Amendment No. 41

Dear Ms. White:

This letter is in response to the comments you provided with respect to the registration statements for JPMorgan Trust I, JPMorgan Trust II and J.P. Morgan Fleming Mutual Fund Group, Inc. (together, the “Trusts”) with respect to the new share classes of the Funds listed on Exhibit A. Our responses to your comments are set forth below. Except as otherwise noted below, we will incorporate the changes referenced below into the Trusts’ Registration Statements in filings made pursuant to Rule 485(b) of the Securities Act of 1933 on or around September 1, 2016. Capitalized terms used but not defined in this letter have the meanings given to them in the applicable Trust’s Registration Statement.

1.	Comment: Please include a “Tandy” representation in your response letter.

Response: The requested representation is included below.

PROSPECTUS COMMENTS

All Funds

2.	Comment: If applicable, please disclose whether any recoupment is permitted under each Fund’s fee waiver agreement.

Response: Each Fund confirms that under the terms of its fee waiver agreement the applicable service providers do not have the ability to recoup waivers and/or reimbursements made pursuant to and in accordance with such agreement.

3.	Comment: Part II of the SAI indicates that in evaluating portfolio managers, performance “is compared to appropriate market peer group and to competitive indices JPMorgan has identified for the investment strategy.” Please disclose the benchmark for each Fund in the registration statement as required by Item 20(b) of Form N-1A.

Response: The purpose of the registration statement is to register new share classes for existing Funds. We will consider the inclusion of the benchmark in the next annual update for the applicable Fund.

U.S. Equity Funds

Fee table

4.	Comment: In the fee table for the JPMorgan Equity Index Fund, a line is included that says that this class has no shareholder servicing fees. Please revise the table to remove the line or provide an explanation for why it is included.

Response: Since the Class R6 shares of the JPMorgan Equity Index Fund are included in a statutory prospectus with other classes of shares that are subject to shareholder servicing fees, we think it is appropriate and helpful to investors to indicate that these particular shares are not subject to shareholder servicing fees.

What are the Fund’s main investment strategies?

5.	Comment: For each Fund that has an 80% policy, please advise how derivatives will be valued for compliance with the Fund’s 80% policy.

Response: For JPMorgan Mid Cap Value Fund, JPMorgan Small Cap Growth Fund and JPMorgan U.S. Small Company Fund, each of which have an 80% policy to invest in a particular type of equity securities, derivatives are not included in the numerator for purposes of determining each Fund’s compliance with its policy to invest at least 80% of its assets in a particular type of equity securities.

For JPMorgan Equity Index Fund, derivatives “that provide exposure to the stocks” of the companies in the Fund’s index are included in the 80% test. Futures will be valued at market value for purposes of the 80% test.

6.	Comment: The Risk/Return Summary indicates that the JPMorgan Equity Index Fund invests at least 80% of the Fund’s Assets “in stocks of companies included in the index or indices identified by the Fund and in derivative instruments that provide exposure to stocks of such companies.” Please explain in correspondence why the disclosure does not name the index.

Response: The disclosure references the “index or indices identified by the Fund” so that, in the event that shareholders approve a change in the Fund’s investment objective or S&P changes the index name, the 80% test still would reflect the index applicable to the Fund. Currently, the Fund predominantly invests in securities and uses futures that provide exposure to stocks of companies included in the S&P 500 Index on a limited basis for cash management purposes pending investment in equities and the current disclosure clearly identifies the S&P 500 Index.

7.	Comment: With respect to the disclosure for the JPMorgan Mid Cap Value Fund, please explain supplementally why securities with market capitalizations as small as $1 billion can be considered mid cap securities.

Response: As of its June 2016 reconstitution, the security with the smallest market capitalization in the Russell MidCap Value Index (the Fund’s benchmark) was approximately $1.1 billion. Therefore, taking into account market volatility, we believe considering securities with market capitalizations of $1 billion as mid cap securities to be reasonable.

The Fund’s Past Performance

8.	Comment: The prospectus for the JPMorgan Equity Index Fund states that “The actual returns of Class R6 Shares would be different than those shown because Class R6 Shares have different expenses than Select Class Shares.” In the event that Select Class Shares are less expensive than Class R6 Shares, please modify the disclosure to make clear that performance would have been worse.

Response: Select Class Shares do not charge lower fees than Class R6 Shares, therefore, no change to this disclosure is required.

9.	Comment: JPMorgan Small Cap Growth Fund is only registering Class R5 Shares. Why are there references to Class R3, Class R4 and Class R6 Shares in the past performance section?

Response: The references to Class R3, Class R4 and Class R6 Shares were inadvertently included and will be removed.

10.	Comment: The prospectus for the JPMorgan Value Advantage Fund states that “The actual returns of the Class R3, Class R4 and Class R5 Shares would be higher than those shown because these classes have higher expenses than Institutional Class Shares.” Should the first “higher” in the sentence be changed to “lower”?

Response: The first “higher” in the sentence should be changed to “lower,” and the change will be included in updated filing.

More About the Funds

11.	Comment: Please clarify what is meant by “summarized below” in the second sentence of the 4th paragraph under “ADDITIONAL INFORMATION ABOUT THE FUNDS’ INVESTMENT STRATEGIES.”

Response: We will remove “summarized below” and replace it with “summarized in the Fund Summary for that Fund.”

12.	Comment: For JPMorgan U.S. Small Company Fund, please consider including the explanation of when an issuer is considered to be in the U.S. in the Fund Summary

Response: The explanation will be included in the Fund’s Fund Summary.

13.	Comment: If selling covered call options is a main strategy for JPMorgan Value Advantage Fund, please include strategy disclosure and the corresponding risk in the Fund Summary.

Response: As disclosed on page 23, selling covered call options is an additional strategy. Therefore, no changes are required for the Fund Summary.

14.	Comment: Since none of the U.S. Equity Funds list foreign securities as a main strategy, why is “Foreign Securities and Emerging Markets Risk” listed as main risk?

Response: The “Foreign Securities and Emerging Markets Risk” section was inadvertently included as a main risk. The risk will be moved to the additional risks section.

15.	Comment: Please include a parenthetical in “Real Estate Securities Risk” identifying which Funds have this risk.

Response: The proposed change will be made.

16.	Comment: Why is “engaging in short sales” referenced in the 2nd last paragraph of the “Derivatives Risk” since none of the Funds appear to engage in short selling?

Response: We will remove the reference to short sales in these prospectuses. However, we would note that, in other multi-fund prospectuses that may include the Funds, it may be appropriate to leave the reference in this risk section.

Risk and Reward Elements for the Funds

17.	Comment: Please review the instruments included in this section and remove ones that are not mentioned earlier.

Response: We have reviewed the instruments and will remove the section on debt instruments. We will be removing the entire section at the time of the annual update.

Statement of Additional Information (“SAI”) Part I

18.	Comment: With respect to the “Limitations on the Use of Futures” on page I-13, how are futures valued?

Response: Futures will be valued for this test using the market value of the futures.

International Funds

Fee Table

19.	Comment: For the JPMorgan International Value Fund, the footnote to the fee table states that the Fund is subject to a fee waiver to the extent that fees exceed 0.95%. Please confirm that this number should not be 0.85%.

Response: In response to the comment, the number will be revised to 0.85%.

What are the Fund’s Main Investment Strategies?

20.	Comment: For each of the JPMorgan Emerging Markets Equity Fund and the JPMorgan International Value Fund (together, the “International Funds”), does the Fund currently invest in contingent convertible securities (“CoCos”) as a principal strategy? If so, please supplementally disclose the Funds’ current level of investment.

Response: The International Funds do not currently invest in CoCos as a principal strategy.

21.	Comment: For each of the International Funds, please consider if any investment types listed in the principal strategy section merit additional risk factors in the principal risk section.

Response: As this filing relates to one share class of the International Funds, this disclosure will be reconsidered in connection with each International Fund’s annual update.

22.	Comment: Please consider whether the disclosure for the International Funds should be updated in response to the recent vote on the British exit from European Union.

Response: The International Funds do not intend to update their disclosure at this time in response to these events. However, their disclosure will be reevaluated in connection with their next annual update and may be amended prior to such update in the event warranted by changes in circumstance.

23.	Comment: If the International Funds are currently focused on a particular sector or industry other than those currently disclosed, please consider disclosing the International Funds’ focus and associated risk.

Response: While the International Funds may focus their investments in a particular sector or industry in the adviser’s discretion from time to time, currently, each International Fund does not anticipate that there is a particular sector or industry which it will consistently focus its investments.

The Fund’s Past Performance

24.	Comment: The prospectus for the International Funds states that “The actual returns of Class R5 Shares would have been different than those shown because Class R5 Shares have different expenses than Institutional Class Shares.” In the event that Institutional Class Shares are less expensive than Class R5 Shares, please modify the disclosure to make clear that performance would have been worse.

Response: Institutional Class Shares do not charge lower fees than Class R5 Shares, therefore, no change to this disclosure is required.

The Fund’s Main Investment Risks

25.	Comment: The JPMorgan International Value Fund lists “Smaller Company Risk” as a principal risk. In the event that the Fund expects to concentrate in smaller companies exclusively, please consider stating this in the strategy section.

Response: As stated in the Fund’s existing disclosure, the Fund may invest across market capitalizations.

26.	Comment: With regard to “Geographic Focus Risk,” if the International Funds are typically expected to concentrate their investments in one particular foreign country or region, please consider adding disclosure listing the country or region.

Response: While the International Funds may concentrate their investments in a particular country or region in the adviser’s discretion from time to time, currently, the International Funds do not anticipate that there is a particular foreign country or region in which they will concentrate their investments.

More About the Funds – Each of the Funds

27.	Comment: The disclosure states that real estate investment trusts may be a principal investment for the International Funds but lists the risk of such investments as an additional risk, please reconcile.

Response: In response to the comment, the disclosure will be modified to state that such investments are not expected to constitute a principal investment.

28.	Comment: The disclosure for the International Funds states that certain forwards and futures may constitute principal investments and that certain forwards and futures may not. Please supplementally explain the reason for this difference.

Response: The principal strategy sections for the International Funds lists currency forwards and exchange-traded futures as principal investments. However, other types of forwards and futures are not listed as principal investments.

More About the Funds – Investment Risks

29.	Comment: Please consider moving the disclosure “Please note that each Fund also may use strategies that are not described herein, but which are described in the “Risk and Reward Elements for the Funds” later in the prospectus and in the Statement of Additional Information.” to the additional strategy section.

Response: In response to the comment, the disclosure will be moved.

30.	Comment: Please consider whether securities lending is a principal risk or should be moved to the additional risks section.

Response: In response to the comment, the disclosure will be moved to the additional risks section.

31.	Comment: Structured Instruments are listed as a principal risk for the JPMorgan Emerging Market Equity Fund in the Risk/Return Summary but as an additional risk in the More About the Funds section. Please reconcile.

Response: In response to the comment, the risk factor will be moved to main risks.

32.	Comment: In the risk factor “Credit Risk,” please consider noting that securities that are rated in the lowest investment grade category are typically referred to as “junk” or “junk bonds.”

Response: We do not agree that investment grade securities in the lowest investment grade category should be referred to as junk bonds but will add disclosure indicating that securities in the lowest investment grade “are considered to have speculative characteristics similar to high yield securities, and issuers or counterparties of such securities are more vulnerable to changes in economic conditions than issuers or counterparties of higher grade securities.”

33.	Comment: Interest rate risk is listed as a risk factor for the International Funds. In the event that these Funds will not invest in fixed income securities, please consider removing this disclosure.

Response: The International Funds may invest in fixed income securities from time to time.

34.	Comment: The risk factor “Derivatives Risk” refers to short sales. If the International Funds will not utilize short sales, consider deleting such reference.

35.	Response: Although not a principal strategy, the International Funds could invest in short sales. Thus, the disclosure will not be modified.

36.	Comment: The main risks section lists certain risks not included in the summary main risk section for either International Fund. Please reconcile.

Response: In response to the comment, with regard to each of these risk factors, a corresponding risk will be added to the summary risk section, the risk will be moved to the additional risk section or the risk factor will be deleted.

Income Funds

What are the Fund’s Main Investment Strategies?

37.	Comment: The JPMorgan Core Plus Bond Fund (the “Core Plus Bond Fund”) indicates that the Fund invests in convertible securities. Please advise supplementally if the Fund invests or intends to invest in CoCos and the amount the Fund currently invests in CoCos.

Response: The Core Plus Bond Fund currently does not intend to use CoCo’s as part of its principal investment strategy. The Core Plus Bond Fund currently owns 2 CoCos. Such CoCos are approximately 0.05% of the Fund’s portfolio as of the date hereof.

38.	Comment: The JPMorgan Core Bond Fund (“Core Bond Fund”) and Core Plus Bond Fund have a policy to invest at least 80% of their assets in bonds. Please advise how derivatives will be valued for compliance with the 80% policy.

Response: Derivatives are not included in the numerator for purposes of determining each Fund’s compliance with its policy to invest at least 80% of its assets in bonds.

The Fund’s Main Investment Risks

39.	Comment: The Risk Return Summary for the Core Bond Fund and Core Plus Bond Fund each include Industry and Sector Focus Risk. If the Funds are currently focused on a sector, industry or geographic region, please disclose the applicable Fund’s focus and associated risk.

Response: The Core Bond Fund and Core Plus Bond Fund do not currently intend to focus their investments in a particular sector, industry or geographic region although certain investments used by the Fund as part of its principal investment strategy may be impacted by the performance of various sectors or industries. However, the Funds believe that the risks of these investments are already disclosed in the Risk/Return Summary and therefore additional risk disclosure should not be added to the Industry and Sector Focus Risk. For example, the prospectus discloses separately the risks associated with Asset-Backed, Mortgage-Related and Mortgage-Backed Securities.

The Fund’s Past Performance

40.	Comment: Core Bond Fund is only registering Class R3 and R4 Shares. Please delete the reference to Class R5 Shares in the past performance section.

Response: The reference to Class R5 Shares will be removed.

More About the Funds – Investment Risks

41.	Comment: Under “Credit Risk,” please explain why there is a reference to the Government Bond Fund.

Response: The reference to the Government Bond Fund will be deleted from the disclosure.

42.	Comment: “Loan Risk” is included as a Main Risk for the Core Bond Fund in the More About the Funds Section. Please include Loan Risk in the Risk/Return Summary as well.

Response: The Core Bond Fund does not invest in loan assignments and participations as part of its principal investment strategies. The Loan Risk disclosure will be moved under “Additional Risks” in the “More About the Funds” section.

43.	Comment: The risks associated with CoCos are included under “Contingent Securities” under “Main Risks for Core Plus Bond Fund” but they are not included in the Risk/Return Summary. Please revise or advise.

Response: CoCos are not used as part of the Core Plus Bond Fund’s principal investment strategy. The risks specific to CoCos will be moved under Additional Risks in the More About the Funds section.

In connection with your review of Post-Effective Amendment No. 438 filed by JPMorgan Trust I; Post Effective Amendment No. 215 filed by JPMorgan Trust II; and Post Effective Amendment No. 41 filed by J.P. Morgan Fleming Mutual Fund Group, Inc., which were each filed on June 27, 2016, the undersigned hereby acknowledges on behalf of each Trust that: (1)

each Trust is responsible for the adequacy and the accuracy of the disclosure contained in the applicable Trust’s filings; (2) comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in Response to Staff comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and (3) each Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving a Trust.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 213 4020.

Sincerely,

/s/ Elizabeth A. Davin

Elizabeth A. Davin

Assistant Secretary

Exhibit A

JPMorgan Trust I

JPMorgan U.S. Equity Funds

JPMorgan U.S. Small Company Fund – Class R5 Shares

JPMorgan Value Advantage Fund – Class R3, Class R4, Class R5 and Class R6 Shares

JPMorgan International Funds

JPMorgan Emerging Markets Equity Fund – Class R5 Shares

JPMorgan International Value Fund – Class R5 Shares

JPMorgan Trust II

JPMorgan U.S. Equity Funds

JPMorgan Equity Index Fund – Class R6 Shares

JPMorgan Small Cap Growth Fund – Class R5 Shares

JPMorgan Income Funds

JPMorgan Core Bond Fund – Class R3 and Class R4 Shares

JPMorgan Core Plus Bond Fund – Class R3, Class R4 and Class R5 Shares

J.P. Morgan Fleming Mutual Fund Group, Inc.

JPMorgan U.S. Equity Funds

JPMorgan Mid Cap Value Fund – Class R5 and Class R6 Shares